FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on June 9, 2006, with respect to its follow-on offering.

                                                                       Exhibit 1

                                              Corporate Contact:
                                              Ioannis Zafirakis
                                              Director and Vice-President
                                              Telephone: + 30-210-9470100
                                              izafirakis@dianashippinginc.com
       For Immediate Release
                                              Investor and Media Relations:
                                              Edward Nebb
                                              Euro RSCG Magnet
                                              Telephone: + 1-212-367-6848
                                              ed.nebb@eurorscg.com




         Diana Shipping Inc. Announces Completion of Follow-On Offering and Signing of Option to Acquire New Vessel

ATHENS, GREECE, June 9, 2006 - Diana Shipping Inc. (NYSE: DSX) today announces the completion of its follow-on offering of 7,000,000 shares of common stock priced at $9.50 per share.

Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC are the joint global coordinators and joint book-running managers for the offering.

In connection with the offering, the underwriters have been granted a 30-day option to purchase up to 1,050,000 additional shares of the Company's common stock to cover any over-allotments.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The offering of these securities will be made only by means of a prospectus. A copy of the final prospectus may be obtained from the offices of Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, New York 10179, Attention: Prospectus Department.

The Company also announces that on June 5, 2006, it entered into an agreement pursuant to which it was granted the option to acquire a newly built Panamax dry bulk carrier, which it expects to take delivery of in July 2006.

About Diana Shipping Inc.
-------------------------

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. The Company currently owns twelve modern Panamax bulk carriers and one modern Capesize bulk carrier. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  June 9, 2006                      By:  /s/ Anastassis Margaronis
                                               --------------------------
                                               Anastassis Margaronis
                                               President


SK 23159 0002 677360